Exhibit 99.1
Independent Auditors’ Report
The Board of Directors
Martin Midstream GP LLC:
     We have audited the accompanying consolidated balance sheets of Martin Midstream GP LLC as of December 31, 2009 and 2008. These balance sheets are the responsibility of Martin Midstream GP LLC’s management. Our responsibility is to express an opinion on these balance sheets based on our audit.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in note 4 to the consolidated balance sheets, effective January 1, 2009, Martin Midstream GP LLC adopted certain provisions of ASC-810-10-65 related to reporting non-controlling interests.
     In our opinion, the consolidated balance sheets referred to above present fairly, in all material respects, the financial position of Martin Midstream GP LLC at December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Shreveport, Louisiana
March 4, 2010

MARTIN MIDSTREAM GP LLC
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008[1]
	(Dollars in thousands)
Assets
Cash	$5,956	$7,983
Accounts and other receivables, less allowance for doubtful accounts of $1,025 and $481	77,413	68,168
Product exchange receivables	4,132	6,924
Inventories	35,510	42,754
Due from affiliates	3,638	555
Fair value of derivatives	1,872	3,623
Other current assets	1,340	3,418

Total current assets	129,861	133,425

Property, plant and equipment, at cost	584,035	576,608
Accumulated depreciation	(162,120)	(130,976)

Property, plant and equipment, net	421,915	445,632

Goodwill	37,268	37,405
Investment in unconsolidated entities	80,582	79,843
Fair value of derivatives	—	1,469
Other assets, net	16,900	8,548

	$686,526	$706,322

Liabilities and Members’ Equity

Current installments of long-term debt	$111	$—
Trade and other accounts payable	71,911	94,146
Product exchange payables	7,985	10,925
Due to affiliates	13,810	22,187
Income taxes payable	705	1,236
Fair value of derivatives	7,227	6,479
Other accrued liabilities	5,008	6,439

Total current liabilities	106,757	141,412

Long-term debt	304,372	295,000
Deferred income taxes	9,449	18,133
Fair value of derivatives	—	4,302
Other long-term obligations	1,489	1,667

Total liabilities	422,067	460,514

Members’ equity:
Partner’s equity	4,240	3,431
Non-controlling interests	260,219	242,377

Total members’ equity	264,459	245,808

Commitments and contingencies
	$686,526	$706,322

[1]	Financial information for 2008 has been revised to include balances attributable to the Cross assets. See Note 2(a) — Principles of Presentation and Consolidation.
See accompanying notes to the consolidated balance sheets.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
(1) ORGANIZATION AND DESCRIPTION OF BUSINESS
     Martin Midstream GP LLC (the “General Partner”) is a single member Delaware limited liability company formed on September 21, 2002 to become the general partner of Martin Midstream Partners L.P. (the “Company”). The General Partner owns a 2% general partner interest and incentive distribution rights in the Company. The General Partner is a wholly owned subsidiary of Martin Resource Management Corporation (“MRMC”).
     ASC 810-20, related to the control of certain entities, establishes a framework for addressing when a limited company should be consolidated by its general partner. The framework presumes that a sole general partner in a limited company controls the limited company, and therefore should consolidate the limited company. The presumption of control can be overcome if the limited partners have (a) the substantive ability to remove the sole general partner or otherwise dissolve the limited company or (b) substantive participating rights. Based on certain provisions of ASC 810-20, the General Partner concluded that the Company should be consolidated. As such, the accompanying balance sheets have been consolidated to include the General Partner and the Company.
     The Company is a publicly traded limited partnership which provides terminalling and storage services for petroleum products and by-products, natural gas services, marine transportation services for petroleum products and by-products, sulfur and sulfur-based product processing, manufacturing and distribution.
     The petroleum products and by-products the Company collects, transports, stores and distributes are produced primarily by major and independent oil and gas companies who often turn to third parties, such as the Company, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, the Company’s primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of these products. The Company operates primarily in the Gulf Coast region of the United States, which is a major hub for petroleum refining, natural gas gathering and processing and support services for the exploration and production industry.
     The Company owns Prism Gas Systems I, L.P. (“Prism Gas”) which is engaged in the gathering, processing and marketing of natural gas and natural gas liquids, predominantly in Texas and northwest Louisiana. Through the acquisition of Prism Gas, the Company also acquired 50% ownership interest in Waskom Gas Processing Company (“Waskom”), Matagorda Offshore Gathering System (“Matagorda”), Panther Interstate Pipeline Energy LLC (“PIPE”), and Bosque County Pipeline (“BCP”) each accounted for under the equity method of accounting.
(2) SIGNIFICANT ACCOUNTING POLICIES
     (a) Principles of Presentation and Consolidation
     The consolidated balance sheets include the financial position of the General Partner and the Company and its wholly-owned subsidiaries and its equity method investees. All significant intercompany balances and transactions have been eliminated in consolidation. As the General Partner only has a 2% interest in the Company, the remaining 98% not owned is shown as noncontrolling interests in the consolidated balance sheets. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities under certain provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), 810-10 and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with ASC 810-10. No such variable interest entities exist as of December 31, 2009 or December 31, 2008.
     The Company acquired the assets of Cross Oil Refining & Marketing Inc. (“Cross”) from Martin Resource Management (“Martin Resource Management”) in November 2009 as described in Note 5. The acquisition of the Cross assets was considered a transfer of net assets between entities under common control. The acquisition of the Cross assets and increase in partners capital for the common and subordinated units issued in November 2009 are recorded at amounts based on the historical carrying value of the Cross assets at that date, and the Company is required to revise its historical consolidated balance sheets to include the activities of the Cross assets as of the date of common control. Martin Resource Management acquired Cross in November 2006; however, the activity for the period Cross was owned by Martin Resource Management during 2006 was not considered significant to the Company’s consolidated balance sheets and has been excluded from the consolidated balance sheets. The Company’s historical balance sheet for December 31 2008 has been revised to reflect the financial position attributable to the Cross assets as if the Company owned the Cross assets on that date.
     (b) Product Exchanges
     Product exchange balances due to other companies under negotiated agreements are recorded at quoted market product prices while balances due from other companies are recorded at the lower of cost (determined using the first-in, first-out method) or market.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
     (c) Inventories
     Inventories are stated at the lower of cost or market. Cost is determined by using the first-in, first-out (FIFO) method for all inventories.
     (d) Revenue Recognition
     Revenue for the Company’s four operating segments is recognized as follows:
     Terminalling and storage — Revenue is recognized for storage contracts based on the contracted monthly tank fixed fee. For throughput contracts, revenue is recognized based on the volume moved through the Company’s terminals at the contracted rate. For the Company’s tolling agreement, revenue is recognized based on the contracted monthly reservation fee and throughput volumes moved through the facility. When lubricants and drilling fluids are sold by truck, revenue is recognized upon delivering product to the customers as title to the product transfers when the customer physically receives the product.
     Natural gas services — Natural gas gathering and processing revenues are recognized when title passes or service is performed. NGL distribution revenue is recognized when product is delivered by truck to our NGL customers, which occurs when the customer physically receives the product. When product is sold in storage, or by pipeline, the Company recognizes NGL distribution revenue when the customer receives the product from either the storage facility or pipeline.
     Marine transportation — Revenue is recognized for contracted trips upon completion of the particular trip. For time charters, revenue is recognized based on a per day rate.
     Sulfur services — Revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership based on specific contract terms at either the shipping or delivery point.
     (e) Equity Method Investments
     The Company uses the equity method of accounting for investments in unconsolidated entities where the ability to exercise significant influence over such entities exists. Investments in unconsolidated entities consist of capital contributions and advances plus the Company’s share of accumulated earnings as of the entities’ latest fiscal year-ends, less capital withdrawals and distributions. Investments in excess of the underlying net assets of equity method investees, specifically identifiable to property, plant and equipment, are amortized over the useful life of the related assets. Excess investment representing equity method goodwill is not amortized but is evaluated for impairment, annually. Under certain provisions of ASC 350-20, related to goodwill, this goodwill is not subject to amortization and is accounted for as a component of the investment. Equity method investments are subject to impairment under the provisions of ASC 323-10, which relates to the equity method of accounting for investments in common stock.
     The Partnership’s Prism Gas subsidiary owns an unconsolidated 50% interest in Waskom, Matagorda, and PIPE. As a result, these assets are accounted for by the equity method.
     (f) Property, Plant, and Equipment
     Owned property, plant, and equipment is stated at cost, less accumulated depreciation. Owned buildings and equipment are depreciated using straight-line method over the estimated lives of the respective assets.
     Equipment under capital leases is stated at the present value of minimum lease payments less accumulated amortization. Equipment under capital leases is amortized straight line over the estimated useful life of the asset.
     Routine maintenance and repairs are charged to operating expense while costs of betterments and renewals are capitalized. When an asset is retired or sold, its cost and related accumulated depreciation are removed from the accounts and the difference between net book value of the asset and proceeds from disposition is recognized as gain or loss.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
     (g) Goodwill and Other Intangible Assets
     Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with certain provisions of ASC 350-20. Intangible assets with estimated useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment under certain provisions of ASC 360-10 related to accounting for impairment or disposal of long-lived assets. Other intangible assets primarily consist of covenants not-to-compete and contracts obtained through business combinations and are being amortized over the life of the respective agreements.
     Goodwill is subject to a fair-value based impairment test on an annual basis, or more often if events or circumstances indicate there may be impairment. The Company is required to identify their reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support value of the goodwill.
     The Company performed the annual impairment tests as of September 30, 2009 and 2008, respectively. In performing such tests, it was determined that there were four “reporting units” which contained goodwill. These reporting units were in each of the four reporting segments: terminalling, natural gas services, marine transportation, and sulfur services. The estimated fair value of the reporting units with goodwill were developed using the guideline public company method, the guideline transaction method, and the discounted cash flow (“DCF”) method using observable market data where available. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company would be required to perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. At September 30, 2009 and 2008 the estimated fair value of each of the four reporting units was in excess of its carrying value, which indicates no impairment existed.
     As a result of the deterioration in the overall stock market subsequent to September 30, 2008 and the decline in the Company’s unit price, the Company reviewed specific factors, as outlined under certain provisions of ASC 350-20, to determine if the Company had a trigging event that required it to test the goodwill for impairment as of December 31, 2008. These factors included whether there have been any significant fundamental changes since the annual impairment test to (i) the Company as a whole or to the reporting units, including regulatory changes, (ii) the level of operating cash flows, (iii) the expectation of future levels of operating cash flows, (iv) the executive management team, and (v) the carrying value of the other long-lived assets. While these factors did not indicate a triggering event occurred, the Company’s unit price fell to a point by December 31, 2008 that resulted in the total market capitalization being less than the partner’s equity. The Company determined this to be a triggering event requiring the Company to perform an impairment test as of December 31, 2008. As a result of the goodwill impairment test for each of the four reporting units as of December 31, 2008, no impairment was determined to exist.
     (h) Debt Issuance Costs
     In connection with the Company’s multi-bank credit facility, on November 10, 2005, it incurred debt issuance costs of $3,258. In connection with the amendment and expansion of the Company’s multi-bank credit facility on June 30, 2006, it incurred debt issuance costs of $372. In connection with the amendment and expansion of the Company’s multi-bank credit facility on December 28, 2007, it incurred debt issuance costs of $252. In connection with the amendment and expansion of the Company’s multi-bank credit facility in December, 2009, it incurred debt issuance costs of $10,383. Due to a reduction in the number of lenders under the Company’s multi-bank credit agreement, $495 of the existing debt issuance costs were determined not to have continuing benefit and were expensed during 2009. These debt issuance costs, along with the remaining unamortized deferred issuance costs relating to the line of credit facility as of November 10, 2005 which remain deferred, are amortized over the term of the revised debt arrangement.
     (i) Impairment of Long-Lived Assets
     In accordance with ASC 360-10, long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The Company has not identified any triggering events in 2009 or 2008 that would require an assessment for impairment of long-lived assets.
     (j) Asset Retirement Obligation
     Under ASC 410-20, which relates to accounting requirements for costs associated with legal obligations to retire tangible, long-lived assets, the Company records an Asset Retirement Obligation (“ARO”) at fair value in the period in which it is incurred by increasing the carrying amount of the related long-lived asset. In each subsequent period, the liability is accreted over time towards the ultimate obligation amount and the capitalized costs are depreciated over the useful life of the related asset. The Company’s fixed assets include land, buildings, transportation equipment, storage equipment, marine vessels and operating equipment.
     The transportation equipment includes pipeline systems. The Company transports NGLs through the pipeline system and gathering system. The Company also gathers natural gas from wells owned by producers and delivers natural gas and NGLs on the Company’s pipeline systems, primarily in Texas and Louisiana to the fractionation facility of the Company’s 50% owned joint venture. The Company is obligated by contractual or regulatory requirements to remove certain facilities or perform other remediation upon retirement of the Company’s assets. However, the Company is not able to reasonably determine the fair value of the asset retirement obligations for the Company’s trunk and gathering pipelines and the Company’s surface facilities, since future dismantlement and removal dates are indeterminate. In order to determine a removal date of the Company’s gathering lines and related surface assets, reserve information regarding the production life of the specific field is required. As a transporter and gatherer of natural gas, the Company is not a producer of the field reserves, and the Company therefore does not have access to adequate forecasts that predict the timing of expected production for existing reserves on those fields in which the Company gathers natural gas. In the absence of such information, the Company is not able to make a reasonable estimate of when future dismantlement and removal dates of the Company’s gathering assets will occur. With regard to the Company’s trunk pipelines and their related surface assets, it is impossible to predict when demand for transportation of the related products will cease. The Company’s right-of-way agreements allow us to maintain the right-of-way rather than remove the pipe. In addition, the Company can evaluate the Company’s trunk pipelines for alternative uses, which can be and have been found. The Company will record such asset retirement obligations in the period in which more information becomes available for us to reasonably estimate the settlement dates of the retirement obligations.
     (k) Derivative Instruments and Hedging Activities
     In accordance with certain provisions of ASC 815-10 related to accounting for derivative instruments and hedging activities, all derivatives and hedging instruments are included on the balance sheet as an asset or liability measured at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. If a derivative qualifies for hedge accounting, changes in the fair value can be offset against the change in the fair value of the hedged item through earnings or recognized in other comprehensive income until such time as the hedged item is recognized in earnings.
     Derivative instruments not designated as hedges are being marked to market with all market value adjustments being recorded in the consolidated statements of operations. As of December 31, 2009, the Company has designated a portion of its derivative instruments as qualifying cash flow hedges. Fair value changes for these hedges have been recorded in accumulated other comprehensive income as a component of equity.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
     (l) Accounts Receivable and Allowance for Doubtful Accounts.
     Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable.
     (m) Environmental Liabilities and Litigation
     The Partnership’s policy is to accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
     (n) Unit Grants
     In August 2009, the Company issued 1,000 restricted common units to each of its three independent, non-employee directors under its long-term incentive plan from treasury shares purchased by the Company in the open market for $77. These units vest in 25% increments beginning in January 2010 and will be fully vested in January 2013.
     In May 2008, the Company issued 1,000 restricted common units to each of its three independent, non-employee directors under its long-term incentive plan from treasury shares purchased by the Company in the open market for $93. These units vest in 25% increments beginning in January 2009 and will be fully vested in January 2012.
     In May 2007, the Company issued 1,000 restricted common units to each of its three independent, non-employee directors under its long-term incentive plan. These units vest in 25% increments beginning in January 2008 and will be fully vested in January 2011.
     In January 2006, the Company issued 1,000 restricted common units to each of its three independent, non-employee directors under its long-term incentive plan. These units vest in 25% increments on the anniversary of the grant date each year and will be fully vested in January 2010.
     The Company accounts for the transaction under certain provisions of FASB ASC 505-50-55 related to equity-based payments to non-employees. The Company’s general partner contributed cash of $2 in May 2007 to the Company in conjunction with the issuance of these restricted units in order to maintain its 2% general partner interest in the Company.
     (o) Incentive Distribution Rights
     The Company’s general partner, Martin Midstream GP LLC, holds a 2% general partner interest and certain incentive distribution rights in the Company. Incentive distribution rights represent the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution, any cumulative arrearages on common units, and certain target distribution levels have been achieved. The Company is required to distribute all of its available cash from operating surplus, as defined in the Company agreement. The target distribution levels entitle the general partner to receive 15% of quarterly cash distributions in excess of $0.55 per unit until all unit holders have received $0.625 per unit, 25% of quarterly cash distributions in excess of $0.625 per unit until all unit holders have received $0.75 per unit, and 50% of quarterly cash distributions in excess of $0.75 per unit. For the years ended December 31, 2009 and 2008, the general partner received $2,896 and $2,495 in incentive distributions.
     (p) Use of Estimates
     Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.
     (q) Income Taxes
     The General Partner is a disregarded entity for federal income tax purposes. Its activity is included in the consolidated federal income tax return of MRMC; however, for financial reporting purposes, current federal income taxes are computed and recorded as if the General Partner filed a separate federal income tax return. The Company’s subsidiary, Woodlawn Pipeline Co., Inc. (“Woodlawn”), is subject to income taxes. In connection with the Woodlawn acquisition, a deferred tax liability of $8,964 was established associated with book and tax basis differences of the acquired assets and liabilities. The basis differences are primarily related to property, plant and equipment.
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax liabilities relating primarily to book and tax basis differences of the acquired assets of Woodlawn, the timing of recognizing Company earnings and insurance expense and the inclusion of the activities of the Cross assets prior to their acquisition by the Partnership totaled $9,456 and $18,145 ($7 and $12 of which is included in other accrued liabilities) at December 31, 2009 and December 31, 2008, respectively.
     In 2006, the Texas Governor signed into law a Texas margin tax (H.B. No. 3) which restructures the state business tax by replacing the taxable capital and earned surplus components of the current franchise tax with a new “taxable margin” component. Since the tax base on the Texas margin tax is derived from an income-based measure, the margin tax is construed as an income tax and, therefore, the recognition of deferred taxes applies to the new margin tax. The impact on deferred taxes as a result of this provision is immaterial.
     An income tax receivable of $760 (which is included in other current assets at December 31, 2009) and an income tax liability of $705 and $1,236 existed at December 31, 2009 and 2008, respectively.
     (3) FAIR VALUE MEASUREMENTS
     During the first quarter of 2008, the Company adopted certain provisions of ASC 820 related to fair value measurements and disclosures, which established a framework for measuring fair value and expanded disclosures about fair value measurements. The adoption of this guidance had no impact on the Company’s financial position or results of operations.
     ASC 820 applies to all assets and liabilities that are being measured and reported on a fair value basis. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value of each asset and liability carried at fair value into one of the following categories:
     Level 1: Quoted market prices in active markets for identical assets or liabilities.
     Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
     Level 3: Unobservable inputs that are not corroborated by market data.
     The Company’s derivative instruments, which consist of commodity and interest rate swaps, are required to be measured at fair value on a recurring basis. The fair value of the Company’s derivative instruments is determined based on inputs that are readily available in public markets or can be derived from information available in publicly

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
quoted markets, which is considered Level 2. Refer to Note 13 for further information on the Company’s derivative instruments and hedging activities.
     The following items are measured at fair value on a recurring basis subject to the disclosure requirements of ASC 820 at December 31, 2009:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate derivatives	$1,286	$—	$1,286	$—
Commodity derivatives	586	—	586	—

Total assets	$1,872	$—	$1,872	$—

Liabilities
Interest rate derivatives	$6,611	$—	$6,611	$—
Commodity derivatives	616	—	616	—

Total liabilities	$7,227	$—	$7,227	$—

     The following items are measured at fair value on a recurring basis subject to the disclosure requirements of ASC 820 at December 31, 2008:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)
Assets
Commodity derivatives	$5,092	$—	$5,092	$—

Liabilities
Interest rate derivatives	$10,780	$—	$10,780	$—

     FASB ASC 825-10-65, Disclosures about Fair Value of Financial Instruments, requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates are set forth below for the Company’s financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
• Accounts and other receivables, trade and other accounts payable, other accrued liabilities, income taxes payable and due from/to affiliates — The carrying amounts approximate fair value because of the short maturity of these instruments.
• Long-term debt including current installments —The carrying amount of the revolving and term loan facilities approximates fair value due to the debt having a variable interest rate.
(4) RECENT ACCOUNTING PRONOUNCEMENTS

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
     In April 2009, the FASB amended the provisions of ASC 805-10, 805-20 and 805-30 related to accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, to amend the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination under ASC. Under the new guidance, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value cannot be determined, companies should typically account for the acquired contingencies using existing guidance. The Company adopted this guidance on January 1, 2009. As the provisions of this guidance are applied prospectively to business combinations with an acquisition date on or after the guidance became effective, the impact to the Company cannot be determined until the transactions occur. No such transactions have occurred during 2009.
     In March 2008, FASB amended the provisions of ASC 815-10-65 related to disclosures about derivative instruments and hedging activities, which requires enhanced disclosures concerning (1) the manner in which an entity uses derivatives (and the reasons it uses them), (2) the manner in which derivatives and related hedged items are accounted for and (3) the effects that derivatives and related hedged items have on an entity’s financial position, financial performance and cash flows. ASC 815-10-65 is effective for financial statements issued for fiscal years and interim periods beginning on or after November 15, 2008. The Company adopted this guidance on January 1, 2009, and the adoption did not have a material impact on the Company’s financial position or results of operations.
     In December 2007, the FASB amended the provisions of ASC 810-10-65 related to noncontrolling interests in consolidated financial statements, which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810-10-65 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC 810-10-65 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. The amendments to ASC 810-10-65 were effective for the Company on January 1, 2009. The adoption of certain provisions of ASC 810-10-65 resulted in the reporting of noncontrolling interests held in the Company as a component of members equity in the General Partner’s balance sheets.
     In December 2007, FASB amended the provisions of ASC 805-10-65 related to business combinations, which establishes principles and requirements for how an acquiror in a business combination (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase price and (3) determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. ASC 805-10-65 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted certain provisions of ASC 805-10-65 on January 1, 2009. The application of ASC 805-10-65 will cause management to evaluate future transactions under different conditions than previously completed significant acquisitions, particularly related to the near-term and long-term economic impact of expensing transaction costs. No such transactions have occurred during 2009.
(5) ACQUISITIONS
(a)	East Harrison Pipeline System.
     In December 2009, the Company acquired, through Prism Gas, from Woodward Partners, Ltd. 6.45 miles of gathering pipeline referred to as the East Harrison Pipeline System for $327. The system currently transports approximately 500 Mcfd of natural gas under various transport contracts which provide for a minimum monthly fee.
(b)	Cross assets.

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
     In November 2009, the Company closed a transaction with Martin Resource Management (“Martin Resource Management”) and Cross Refining & Marketing, Inc. (“Cross”), a wholly owned subsidiary of Martin Resource Management, in which the Company acquired certain specialty lubricants processing assets (“Assets”) from Cross for total consideration of $44,878 (the “Contribution”). As consideration for the Contribution, the Company issued 804,721 common units and 889,444 subordinated units to Martin Resource Management at a price of $27.96 and $25.16 per limited partner unit, respectively. In connection with the Contribution, the General Partner made a capital contribution of $918 in cash to the Company in order to maintain its 2% general partner interest.
     The Company accounted for the Cross acquisition as a transfer of net assets between entities under common control pursuant to the provisions of FASB ASC 850. The Cross assets were recorded at $32,957, which represents the amounts reflected in Martin Resource Management’s historical consolidated financial statements. The difference between the purchase price and Martin Resource Management’s carrying value of the combined net assets acquired and liabilities assumed was recorded as an adjustment to partners’ capital.
(c)	Stanolind Assets.
     In January 2008, the Company acquired 7.8 acres of land, a deep water dock and two sulfuric acid tanks at its Stanolind terminal in Beaumont, Texas from Martin Resource Management for $5,983 which was allocated to property, plant and equipment. Martin Resource Management entered into a lease agreement with the Company for use of the sulfuric acid tanks. In connection with the acquisition, the Company borrowed approximately $6,000 under its credit facility.
(6) ISSUANCE OF COMMON UNITS
     In addition to the units referred to in Note 5(b) above, in November 2009, the Company closed a private equity sale with Martin Resource Management, under which Martin Resource Management invested $20,000 in cash in the Company in exchange for 714,285 common units of the Company. In connection with the issuance of these common units, the General Partner made a capital contribution to the Company of $408 in order to maintain its 2% general partner interest in the Company.
(7) INVENTORIES
     Components of inventories at December 31, 2009 and 2008 were as follows:

	2009	2008
Natural gas liquids	$15,002	$10,530
Sulfur	2,540	6,522
Sulfur based products	10,053	14,879
Lubricants	4,684	8,110
Other	3,231	2,713

	$35,510	$42,754

(8) PROPERTY, PLANT AND EQUIPMENT
     At December 31, 2009 and 2008, property, plant, and equipment consisted of the following:

	Depreciable Lives	2009	2008
Land	—	$15,759	$16,899
Improvements to land and buildings	10-25 years	48,704	47,237
Transportation equipment	3-7 years	1,786	2,443
Storage equipment	5-20 years	59,597	52,296
Marine vessels	4-25 years	210,593	200,473

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

	Depreciable Lives	2009	2008
Operating equipment	3-20 years	238,956	211,934
Furniture, fixtures and other equipment	3-20 years	1,646	2,168
Construction in progress		6,995	43,158

		$584,036	$576,608

Gross assets under capital leases were $7,764 and $0 at December 31, 2009 and 2008. Accumulated amortization associated with capital leases was $116 and $0 at December 31, 2009 and 2008.
(9) GOODWILL AND OTHER INTANGIBLE ASSETS
     At December 31, 2009 and 2008, goodwill balances consisted of the following:

	2009	2008
Carrying amount of goodwill:
Terminalling and storage	$882	$1,020
Natural gas services	29,010	29,010
Marine transportation	2,026	2,026
Sulfur services	5,349	5,349

	$37,267	$37,405

     In conjunction with the sale of the Company’s railcar unloading facility at Mont Belvieu, $137 of goodwill was allocated from the terminalling and storage segment to the carrying value of the disposed assets in accordance with certain provisions of ASC 350-20 related to goodwill.
     At December 31, 2009 and 2008, covenants not-to-compete balances consisted of the following:

	2009	2008
Covenants not-to-compete:
Terminalling and storage	$1,928	$1,928
Natural gas services	—	40
Sulfur services	100	790

	2,028	2,758
Less accumulated amortization	1,324	1,539

	$704	$1,219

     Intangible assets consists of the covenants not-to-compete listed above, customer contracts associated with gathering and processing assets and a transportation contract associated with the residue gas pipeline. The covenants not-to-compete and contracts are presented in the consolidated balance sheets as other assets, net
(10) LEASES
     The Company has numerous non-cancelable operating leases primarily for transportation and other equipment. The leases generally provide that all expenses related to the equipment are to be paid by the lessee. Management expects to renew or enter into similar leasing arrangements for similar equipment upon the expiration of the current lease agreements. The Company also has cancelable operating lease land rentals and outside marine vessel charters. Certain of our marine vessels have been acquired under capital leases.
     The Company’s future minimum lease obligations as of December 31, 2009 consist of the following:

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

	Operating	Capital
Fiscal year	Leases	Leases
2010	$4,233	$1,102
2011	4,036	1,102
2012	3,205	1,117
2013	2,457	1,135
2014	2,176	1,147
Thereafter	6,975	6,751

Total	23,082	12,354
Less amounts representing interest costs	—	6,071

Present value of net minimum capital lease payments	—	6,283
Less current installments	—	111

Present value of net minimum capital lease payments, excluding current installments	$—	$6,172

(11) INVESTMENT IN UNCONSOLIDATED ENTITIES AND JOINT VENTURES
     The Company’s Prism Gas Systems I, L.P. (“Prism Gas”) subsidiary owns an unconsolidated 50% interest in Waskom Gas Processing Company (“Waskom”), the Matagorda Offshore Gathering System (“Matagorda”) and Panther Interstate Pipeline Energy LLC (“PIPE”). As a result, these assets are accounted for by the equity method.
     On June 30, 2006, the Company’s Prism Gas subsidiary, acquired a 20% ownership interest in a Company which owns the lease rights to the assets of the Bosque County Pipeline (“BCP”). The lease contract terminated in June 2009, and, as such, the investment was fully amortized as of June 30, 2009.
     In accounting for the acquisition of the interests in Waskom, Matagorda and PIPE, the carrying amount of these investments exceeded the underlying net assets by approximately $46,176. The difference was attributable to property and equipment of $11,872 and equity method goodwill of $34,304. The excess investment relating to property and equipment is being amortized over an average life of 20 years, which approximates the useful life of the underlying assets. The remaining unamortized excess investment relating to property and equipment was $9,497, $10,091 and $10,685 at December 31, 2009, 2008 and 2007, respectively. The equity-method goodwill is not amortized; however, it is analyzed for impairment annually or if changes in circumstance indicate that a potential impairment exists. No impairment was recorded in 2009, 2008 or 2007.
     As a partner in Waskom, the Company receives distributions in kind of natural gas liquids (“NGLs”) that are retained according to Waskom’s contracts with certain producers. The NGLs are valued at prevailing market prices. In addition, cash distributions are received and cash contributions are made to fund operating and capital requirements of Waskom.
     Activity related to these investment accounts is as follows:

	Waskom	PIPE	Matagorda	BCP	Total
Investment in unconsolidated entities, December 31, 2007	$70,237	$1,582	$3,693	$178	$75,690
Distributions in kind	(9,725)	—	—	—	(9,725)
Return on investments	(500)	—	—	—	(500)
Contributions to (distributions from) unconsolidated entities:
Cash contributions	1,250	129	—	80	1,459
Contributions to (distributions from) unconsolidated entities for operations	920	—	—	—	920
Return of investments	(300)	(180)	(745)	—	(1,225)
Equity in earnings:
Equity in earnings from operations	13,646	(302)	640	(166)	13,818

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

Amortization of excess investment	(550)	(15)	(29)	—	(594)

Investment in unconsolidated entities, December 31, 2008	$74,978	$1,214	$3,559	$92	$79,843

	Waskom	PIPE	Matagorda	BCP	Total
Investment in unconsolidated entities, December 31, 2008	$74,978	$1,214	$3,559	$92	$79,843

Distributions in kind	(5,826)	—	—	—	(5,826)
Distributions from unconsolidated entities	(650)	—	—	—	(650)
Contributions to unconsolidated entities:
Cash contributions	—	90	—	—	90
Contributions to unconsolidated entities for operations	958	—	—	—	958
Return of investments	—	(490)	(375)	(12)	(877)
Equity in earnings:
Equity in earnings (losses) from operations	6,934	602	182	(80)	7,638
Amortization of excess investment	(550)	(15)	(29)	—	(594)

Investment in unconsolidated entities, December 31 2009	$75,844	$1,401	$3,337	$—	$80,582

     Select financial information for significant unconsolidated equity method investees is as follows:

	As of December 31,
		Partners’
	Total Assets	Capital
2009
Waskom	$79,604	$70,561

2008
Waskom	$78,661	$67,730

     As of December 31, 2009 and December 31, 2008 the amount of the Company’s consolidated retained earnings that represents undistributed earnings related to the unconsolidated equity method investees is $32,717 and $27,208, respectively. There are no material restrictions to transfer funds in the form of dividends, loans or advances related to the equity method investees.
     As of December 31, 2009 and 2008, the Company’s interest in cash of the unconsolidated equity method investees is $704 and $1,956, respectively.
(12) LONG-TERM DEBT AND CAPITAL LEASES
     At December 31, 2009 and December 31, 2008, long-term debt consisted of the following:

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

	December 31,	December 31,
	2009	2008
** $267,722 (at December 31, 2008 - $195,000) Revolving loan facility at variable interest rate (8.08%* weighted average at December 31, 2009), due on November 2012 secured by substantially all of the Company’s assets, including, without limitation, inventory, accounts receivable, vessels, equipment, fixed assets and the interests in the Company’s operating subsidiaries and equity method investees	$230,251	$165,000
$67,949 (at December 31, 2008 - $130,000) Term loan facility at variable interest rate (4.73%* at December 31, 2009), converts to a revolver loan November 2010, secured by substantially all of the Company assets, including, without limitation, inventory, accounts receivable, vessels, equipment, fixed assets and the interests in Company’s operating subsidiaries	67,949	130,000
Capital lease obligations	6,283	—

Total long-term debt and capital lease obligations	304,483	295,000
Less current installments	111	—

Long-term debt and capital lease obligations, net of current installments	$304,372	$295,000

*	Interest rate fluctuates based on the LIBOR rate plus an applicable margin set on the date of each advance. The margin above LIBOR is set every three months. Indebtedness under the credit facility bears interest at LIBOR plus an applicable margin or the base prime rate plus an applicable margin. The applicable margin for revolving loans that are LIBOR loans ranges from 3.50% to 4.75% and the applicable margin for revolving loans that are base prime rate loans ranges from 2.50% to 3.75%. The applicable margin for term loans that are LIBOR loans ranges from 3.50% to 4.75% and the applicable margin for term loans that are base prime rate loans ranges from 2.50% to 3.75%. The applicable margin for existing LIBOR borrowings is 4.50%. Effective January 1, 2010, the applicable margin for existing LIBOR borrowings will remain at 4.50%. As a result of the Company’s leverage ratio test as of December 31, 2009, effective April 1, 2010, the applicable margin for existing LIBOR borrowings will remain at 4.50% under the current credit facility.

**	Effective October 2008, the Company entered into a cash flow hedge that swaps $40,000 of floating rate to fixed rate. The fixed rate cost is 2.820% plus the Company’s applicable LIBOR borrowing spread. Effective April 2009, the Company entered into two subsequent swaps to lower its effective fixed rate to 2.580% plus the Company’s applicable LIBOR borrowing spread. These cash flow hedges mature in October 2010.

**	Effective January 2008, the Company entered into a cash flow hedge that swaps $25,000 of floating rate to fixed rate. The fixed rate cost is 3.400% plus the Company’s applicable LIBOR borrowing spread. Effective April 2009, the Company entered into two subsequent swaps to lower its effective fixed rate to 3.050% plus the Company’s applicable LIBOR borrowing spread. These cash flow hedges mature in January 2010.

**	Effective September 2007, the Company entered into a cash flow hedge that swaps $25,000 of floating rate to fixed rate. The fixed rate cost is 4.605% plus the Company’s applicable LIBOR borrowing spread. Effective March 2009, the Company entered into two subsequent swaps to lower its effective fixed rate to 4.305% plus the Company’s applicable LIBOR borrowing spread. These cash flow hedges mature in September 2010.

**	Effective November 2006, the Company entered into an interest rate swap that swaps $30,000 of floating rate to fixed rate. The fixed rate cost is 4.765% plus the Company’s applicable LIBOR borrowing spread. This cash flow hedge matures in March 2010.

**	Effective March 2006, the Company entered into a cash flow hedge that swaps $75,000 of floating rate to fixed rate. The fixed rate cost is 5.25% plus the Company’s applicable LIBOR borrowing spread. Effective February 2009, the Company entered into two subsequent swaps to lower its effective fixed rate to 5.10% plus the Company’s applicable LIBOR borrowing spread. These cash flow hedges mature in November 2010.
     On November 10, 2005, the Company entered into a new $225,000 multi-bank credit facility comprised of a $130,000 term loan facility and a $95,000 revolving credit facility, which includes a $20,000 letter of credit sub-limit. This credit facility also includes procedures for additional financial institutions to become revolving lenders,

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
or for any existing revolving lender to increase its revolving commitment, subject to a maximum of $100,000 for all such increases in revolving commitments of new or existing revolving lenders. Effective June 30, 2006, the Company increased its revolving credit facility $25,000 resulting in a committed $120,000 revolving credit facility. Effective December 28, 2007, the Company increased its revolving credit facility $75,000 resulting in a committed $195,000 revolving credit facility. Effective December 21, 2009, the Company increased its revolving credit facility $72,722 resulting in a committed $267,722 revolving credit facility. The Company decreased its term loan facility $62,051 resulting in a $67,949 term loan facility. On November 10, 2010, the term loan converts to a revolver loan which matures on November 9, 2012 along with the aggregate principal amount all outstanding committed revolver loans outstanding on such date.
     Under the amended and restated credit facility, as of December 31, 2009, the Company had $230,251 outstanding under the revolving credit facility and $67,949 outstanding under the term loan facility. As of December 31, 2009, irrevocable letters of credit issued under the Company’s credit facility totaled $2,120.
     As of December 31, 2009, the Company had $35,351 available under its revolving credit facility. The revolving credit facility is used for ongoing working capital needs and general Company purposes, and to finance permitted investments, acquisitions and capital expenditures. During 2009, draws on the Company’s credit facility ranged from a low of $285,000 to a high of $315,000.
     The Company’s obligations under the credit facility are secured by substantially all of the Company’s assets, including, without limitation, inventory, accounts receivable, vessels, equipment, fixed assets and the interests in its operating subsidiaries and equity method investees. The Company may prepay all amounts outstanding under this facility at any time without penalty.
     In addition, the credit facility contains various covenants, which, among other things, limit the Company’s ability to: (i) incur indebtedness; (ii) grant certain liens; (iii) merge or consolidate unless it is the survivor; (iv) sell all or substantially all of its assets; (v) make certain acquisitions; (vi) make certain investments; (vii) make certain capital expenditures; (viii) make distributions other than from available cash; (ix) create obligations for some lease payments; (x) engage in transactions with affiliates; (xi) engage in other types of business; and (xii) incur indebtedness or grant certain liens through its joint ventures.
     The credit facility also contains covenants, which, among other things, require the Company to maintain specified ratios of: (i) minimum net worth (as defined in the credit facility) of $75,000 plus 50% of net proceeds from equity issuances after November 10, 2005; (ii) trailing four quarters of Earnings Before Interest, Taxes, Depreciation and Amortization as defined in the credit facility, (“EBITDA”) to interest expense of not less than 3.0 to 1.0 at the end of each fiscal quarter; (iii) total funded debt to EBITDA of not more than 4.75 to 1.00 for each fiscal quarter; and (iv) total secured funded debt to EBITDA of not more than 4.00 to 1.00 for each fiscal quarter. The Company was in compliance with the covenants contained in the credit facility for the years ended December 31, 2009 and 2008.
     The credit facility also contains certain default provisions relating to Martin Resource Management. If Martin Resource Management no longer controls the Company’s general partner, the lenders under the Company’s credit facility may declare all amounts outstanding thereunder immediately due and payable. In addition, an event of default by Martin Resource Management under its credit facility could independently result in an event of default under the Company’s credit facility if it is deemed to have a material adverse effect on the Company. Any event of default and corresponding acceleration of outstanding balances under the Company’s credit facility could require the Company to refinance such indebtedness on unfavorable terms and would have a material adverse effect on the Company’s financial condition and results of operations as well as its ability to make distributions to unitholders.
     The Company is required to make certain prepayments under the credit facility. If the Company receives greater than $15,000 from the incurrence of indebtedness other than under the credit facility, it must prepay indebtedness under the credit facility with all such proceeds in excess of $15,000. Any such prepayments are first applied to the term loan under the credit facility. The Company must prepay revolving loans under the credit facility with the net cash proceeds from any issuance of its equity. The Company must also prepay indebtedness under the

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
credit facility with the proceeds of certain asset dispositions. Other than these mandatory prepayments, the credit facility requires interest only payments on a quarterly basis until maturity. All outstanding principal and unpaid interest must be paid by November 9, 2012. The credit facility contains customary events of default, including, without limitation, payment defaults, cross-defaults to other material indebtedness, bankruptcy-related defaults, change of control defaults and litigation-related defaults.
     In connection with the Company’s Stanolind asset acquisition on January 22, 2008, the Company borrowed approximately $6,000 under its revolving credit facility.
(13) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
     The Company’s results of operations are materially impacted by changes in crude oil, natural gas and natural gas liquids prices and interest rates. In an effort to manage our exposure to these risks, we periodically enter into various derivative instruments, including commodity and interest rate hedges. We are required to recognize all derivative instruments as either assets or liabilities at fair value on our Consolidated Balance Sheets and to recognize certain changes in the fair value of derivative instruments on our Consolidated Statements of Operations.
     The Company performs, at least quarterly, a retrospective assessment of the effectiveness of our hedge contracts, including assessing the possibility of counterparty default. If we determine that a derivative is no longer expected to be highly effective, we discontinue hedge accounting prospectively and recognize subsequent changes in the fair value of the hedge in earnings. As a result of our effectiveness assessment at December 31, 2009, we believe certain hedge contracts will continue to be effective in offsetting changes in cash flow or fair value attributable to the hedged risk.
     All derivatives and hedging instruments are included on the balance sheet as an asset or a liability measured at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. If a derivative qualifies for hedge accounting, changes in the fair value can be offset against the change in the fair value of the hedged item through earnings or recognized in accumulated other comprehensive income (“AOCI”) until such time as the hedged item is recognized in earnings. The Company is exposed to the risk that periodic changes in the fair value of derivatives qualifying for hedge accounting will not be effective, as defined, or that derivatives will no longer qualify for hedge accounting. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to earnings. Likewise, if a hedge ceases to qualify for hedge accounting, any change in the fair value of derivative instruments since the last period is recorded to earnings; however, any amounts previously recorded to AOCI would remain there until such time as the original forecasted transaction occurs, then would be reclassified to earnings or if it is determined that continued reporting of losses in AOCI would lead to recognizing a net loss on the combination of the hedging instrument and the hedge transaction in future periods, then the losses would be immediately reclassified to earnings.
     For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. The effective portion of the derivative represents the change in fair value of the hedge that offsets the change in fair value of the hedged item. To the extent the change in the fair value of the hedge does not perfectly offset the change in the fair value of the hedged item, the ineffective portion of the hedge is immediately recognized in earnings.
     In March 2008, the FASB amended the provisions of ASC Topic 820 related to fair value measurements and disclosures, which changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The Company adopted this guidance on January 1, 2009.
     Commodity Derivative Instruments

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
     The Company is exposed to market risks associated with commodity prices and uses derivatives to manage the risk of commodity price fluctuation. The Company has established a hedging policy and monitors and manages the commodity market risk associated with its commodity risk exposure. The Company has entered into hedging transactions through 2010 to protect a portion of its commodity exposure. These hedging arrangements are in the form of swaps for crude oil, natural gas, and natural gasoline. In addition, the Company is focused on utilizing counterparties for these transactions whose financial condition is appropriate for the credit risk involved in each specific transaction.
     Due to the volatility in commodity markets, the Company is unable to predict the amount of ineffectiveness each period, including the loss of hedge accounting, which is determined on a derivative by derivative basis. This may result, and has resulted in increased volatility in the Company’s financial results. Factors that have and may continue to lead to ineffectiveness and unrealized gains and losses on derivative contracts include: a substantial fluctuation in energy prices, the number of derivatives the Company holds, and significant weather events that have affected energy production. The number of instances in which the Company has discontinued hedge accounting for specific hedges is primarily due to those reasons. However, even though these derivatives may not qualify for hedge accounting, the Company continues to hold the instruments as it believes they continue to afford the Company opportunities to manage commodity risk exposure.
     As of December 31, 2009 and 2008, the Company has both derivative instruments qualifying for hedge accounting with fair value changes being recorded in AOCI as a component of partners’ capital and derivative instruments not designated as hedges being marked to market with all market value adjustments being recorded in earnings.
     Set forth below is the summarized notional amount and terms of all instruments held for price risk management purposes at December 31, 2009 (all gas quantities are expressed in British Thermal Units, crude oil and natural gas liquids are expressed in barrels). As of December 31, 2009, the remaining term of the contracts extend no later than December 2010, with no single contract longer than one year. For the years ended December 31, 2009, and 2008, changes in the fair value of the Company’s derivative contracts were recorded in both earnings and in AOCI as a component of partners’ capital.

	Total		Remaining Term
Transaction Type	Volume Per Month	Pricing Terms	of Contracts	Fair Value

Mark to Market Derivatives::

Crude Oil Swap	3,000 BBL	Fixed price of $72.25 settled against WTI NYMEX average monthly closings	January 2010 to December 2010	(326)

Crude Oil Swap	2,000 BBL	Fixed price of $69.15 settled against WTI NYMEX average monthly closings	January 2010 to December 2010	(290)

Crude Oil Swap	1,000 BBL	Fixed price of $104.80 settled against WTI NYMEX average monthly closings	January 2010 to December 2010	275

Total swaps not designated as cash flow hedges				$(341)

Cash Flow Hedges:

Natural Gasoline Swap	1,000 BBL	Fixed price of $94.14 settled against Mt. Belvieu Non-TET natural gasoline average monthly postings	January 2010 to December 2010	241

Natural Gas Swap	20,000 Mmbtu	Fixed price of $5.95 settled against IF_ANR_LA first of the month posting	January 2010 to December 2010	42

Natural Gas Swap	12,000 Mmbtu	Fixed price of $6.005 settled against IF_ANR_LA first of the month posting	January 2010 to December 2010	28

Total swaps designated as cash flow hedges				$311

Total net fair value of commodity derivatives				$(30)

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
     Based on estimated volumes, as of December 31, 2009, the Company had hedged approximately 50% of its commodity risk by volume for 2010. The Company anticipates entering into additional commodity derivatives on an ongoing basis to manage its risks associated with these market fluctuations, and will consider using various commodity derivatives, including forward contracts, swaps, collars, futures and options, although there is no assurance that the Company will be able to do so or that the terms thereof will be similar to the Company’s existing hedging arrangements.
     The Company’s credit exposure related to commodity cash flow hedges is represented by the positive fair value of contracts to the Company at December 31, 2009. These outstanding contracts expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. The Company has incurred no losses associated with counterparty nonperformance on derivative contracts.
     On all transactions where the Company is exposed to counterparty risk, the Company analyzes the counterparty’s financial condition prior to entering into an agreement, has established a maximum credit limit threshold pursuant to its hedging policy, and monitors the appropriateness of these limits on an ongoing basis. The Company has agreements with three counterparties containing collateral provisions. Based on those current agreements, cash deposits are required to be posted whenever the net fair value of derivatives associated with the individual counterparty exceed a specific threshold. If this threshold is exceeded, cash is posted by the Company if the value of derivatives is a liability to the Company. As of December 31, 2009 the Company has no cash collateral deposits posted with counterparties.
     The Company’s principal customers with respect to Prism Gas’ natural gas gathering and processing are large, natural gas marketing services, oil and gas producers and industrial end-users. In addition, substantially all of the Company’s natural gas and NGL sales are made at market-based prices. The Company’s standard gas and NGL sales contracts contain adequate assurance provisions which allows for the suspension of deliveries, cancellation of agreements or discontinuance of deliveries to the buyer unless the buyer provides security for payment in a form satisfactory to the Company.
     For information regarding fair value amounts and gains and losses on commodity derivative instruments and related hedged items, see “Tabular Presentation of Fair Value Amounts, and Gains and Losses on Derivative Instruments and Related Hedged Items” within this Note.
Interest Rate Derivative Instruments
     The Company is exposed to market risks associated with interest rates. The Company enters into interest rate swaps to manage interest rate risk associated with the Company’s variable rate debt and term loan credit facilities. All derivatives and hedging instruments are included on the balance sheet as an asset or a liability measured at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. If a derivative qualifies for hedge accounting, changes in the fair value can be offset against the change in the fair value of the hedged item through earnings or recognized in accumulated other comprehensive income (“AOCI”) until such time as the hedged item is recognized in earnings.
     The Company has entered into several cash flow hedge agreements with an aggregate notional amount of $165,000 to hedge its exposure to increases in the benchmark interest rate underlying its variable rate revolving and term loan credit facilities.
     The Company designated the following swap agreements as cash flow hedges. Under these swap agreements, the Company pays a fixed rate of interest and receives a floating rate based on a one-month or three-

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
month U.S. Dollar LIBOR rate to match the floating rates of the bank facility at which the Company periodically elects to borrow. Because these swaps are designated as a cash flow hedge, the changes in fair value, to the extent the swap is effective, are recognized in other comprehensive income until the hedged interest costs are recognized in earnings. At the inception of these hedges, these swaps were identical to the hypothetical swap as of the trade date, and will continue to be identical as long as the accrual periods and rate resetting dates for the debt and these swaps remain equal. This condition results in a 100% effective swap for the following hedges:

		Paying	Receiving
Date of Hedge	Notional Amount	Fixed Rate	Floating Rate	Maturity Date
April 2009	$40,000	1.000%	1 Month LIBOR	October 2010
April 2009	$25,000	0.720%	1 Month LIBOR	January 2010
March 2009	$25,000	1.290%	1 Month LIBOR	September 2010
February 2009	$75,000	1.295%	1 Month LIBOR	November 2010
     The following interest rate swaps have been de-designated as cash flow hedges by the Company:

		Paying	Receiving
Date of Hedge	Notional Amount	Fixed Rate	Floating Rate	Maturity Date
September 2007	$25,000	4.605%	3 Month LIBOR	September 2010
March 2006	$75,000	5.250%	3 Month LIBOR	November 2010
October 2008	$40,000	2.820%	3 Month LIBOR	October 2010
January 2008	$25,000	3.400%	3 Month LIBOR	January 2010
     The following interest rate swaps have not been designated as cash flow hedges by the Company:

		Paying	Receiving
Date of Hedge	Notional Amount	Fixed Rate	Floating Rate	Maturity Date
November 2006	$30,000	4.765%	3 Month LIBOR	March 2010

		Receiving	Paying
Date of Hedge	Notional Amount	Fixed Rate	Floating Rate	Maturity Date
April 2009	$25,000	1.070%	3 Month LIBOR	January 2010
April 2009	$40,000	1.240%	3 Month LIBOR	October 2010
March 2009	$25,000	1.590%	1 Month LIBOR	September 2010
February 2009	$75,000	1.445%	1 Month LIBOR	November 2010
     These swaps have been recorded at fair value with an offset to current earnings.
     The net effective fixed rate for the Company’s hedged portion of long-term debt is 4.17% as of December 31, 2009. See Note 12 for more information on the Company’s long-term debt and related interest rates.
     For information regarding fair value amounts and gains and losses on interest rate derivative instruments and related hedged items, see “Tabular Presentation of Fair Value Amounts, and Gains and Losses on Derivative Instruments and Related Hedged Items” within this Note.
Tabular Presentation of Fair Value Amounts, and Gains and Losses on Derivative Instruments and Related Hedged Items
     The following table summarizes the fair values and classification of our derivative instruments in our Consolidated Balance Sheet:

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

		Fair Values of Derivative Instruments in the Consolidated Balance Sheet
	Derivative Assets			Derivative Liabilities
		Fair Values			Fair Values
		December 31,			December 31,
	Balance Sheet Location	2009	2008	Balance Sheet Location	2009	2008
Derivatives designated as hedging instruments:	Current Assets:			Current Liabilities:
Interest rate contracts	Fair value of derivatives	$—	$—	Fair value of derivatives	$923	$5,427
Commodity contracts	Fair value of derivatives	311	2,430	Fair value of derivatives	—	—

		311	2,430		923	5,427

	Non-current Assets:			Non-current Liabilities:
Interest rate contracts	Fair value of derivatives	—	—	Fair value of derivatives	—	4,050
Commodity contracts	Fair value of derivatives	—	716	Fair value of derivatives	—	—

		—	716		—	4,050

Total derivatives designated as hedging instruments		$311	$3,146		$923	$9,477

Derivatives not designated as hedging instruments:	Current Assets:			Current Liabilities:
Interest rate contracts	Fair value of derivatives	$1,286	$—	Fair value of derivatives	$5,688	$1,051
Commodity contracts	Fair value of derivatives	275	1,193	Fair value of derivatives	616	—

		1,561	1,193		6,304	1,051

	Non-current Assets:			Non-current Liabilities:
Interest rate contracts	Fair value of derivatives	—	—	Fair value of derivatives	—	252
Commodity contracts	Fair value of derivatives	—	753	Fair value of derivatives	—	—

		—	753		—	252

Total derivatives not designated as hedging instruments		$1,561	$1,946		$6,304	$1,303

(14) COMMITMENTS AND CONTINGENCIES
     As a result of a routine inspection by the U.S. Coast Guard of the Company’s tug Martin Explorer at the Freeport Sulfur Dock Terminal in Tampa, Florida, the Company has been informed that an investigation has been commenced concerning a possible violation of the Act to Prevent Pollution from Ships, 33 USC 1901, et. seq., and the MARPOL Protocol 73/78. In connection with this matter, two employees of Martin Resource Management who provide services to the Company were served with grand jury subpoenas during the fourth quarter of 2007. The Company is cooperating with the investigation and, as of the date of this report, no formal charges, fines and/or penalties have been asserted against the Company.
     In addition to the foregoing, from time to time, the Company is subject to various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company.
     On May 2, 2008, the Company received a copy of a petition filed in the District Court of Gregg County, Texas (the “Court”) by Scott D. Martin (the “Plaintiff”) against Ruben S. Martin, III (the “Defendant”) with respect to

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
certain matters relating to Martin Resource Management. The Defendant is an executive officer of Martin Resource Management, the Plaintiff and the Defendant are executive officers of the Company’s general partner, the Defendant is a director of both Martin Resource Management and the Company’s general partner, and the Plaintiff is a director of Martin Resource Management. The lawsuit alleged that the Defendant breached a settlement agreement with the Plaintiff concerning certain Martin Resource Management matters and that the Defendant breached fiduciary duties allegedly owed to the Plaintiff in connection with their respective ownership and other positions with Martin Resource Management. Prior to the trial of this lawsuit, the Plaintiff dropped his claims against the Defendant relating to the breach of fiduciary duty allegations. The Company is not a party to the lawsuit and the lawsuit does not assert any claims (i) against the Company, (ii) concerning the Company’s governance or operations or (iii) against the Defendant with respect to his service as an officer or director of the Company’s general partner.
     In May 2009, the lawsuit went to trial and on June 18, 2009, the Court entered a judgment (the “Judgment”) with respect to the lawsuit as further described below. In connection with the Judgment, the Defendant has advised us that he has filed a motion for new trial, a motion for judgment notwithstanding the verdict and a notice of appeal. In addition, on June 22, 2009, the Plaintiff filed a notice of appeal with the Court indicating his intent to appeal the Judgment. The Defendant has further advised the Company that on June 30, 2009 he posted a cash deposit in lieu of a bond and the judge has ruled that as a result of such deposit, the enforcement of any of the provisions in the Judgment is stayed until the matter is resolved on appeal. Accordingly, during the pendency of the appeal process, no change in the makeup of the Martin Resource Management Board of Directors is expected.
     The Judgment awarded the Plaintiff monetary damages in the approximate amount of $3,200, attorney’s fees of approximately $1,600 and interest. In addition, the Judgment grants specific performance and provides that the Defendant is to (i) transfer one share of his Martin Resource Management common stock to the Plaintiff, (ii) take such actions, including the voting of any Martin Resource Management shares which the Defendant owns, controls or otherwise has the power to vote, as are necessary to change the composition of the Board of Directors of Martin Resource Management from a five-person board, currently consisting of the Defendant and the Plaintiff as well as Wes Skelton, Don Neumeyer, and Bob Bondurant (executive officers of Martin Resource Management and the Company), to a four-person board to consist of the Defendant and his designee and the Plaintiff and his designee, and (iii) take such actions as are necessary to change the trustees of the Martin Resource Management Employee Stock Ownership Trust (the “MRMC ESOP Trust”), currently consisting of the Defendant, the Plaintiff and Wes Skelton, to just the Defendant and the Plaintiff. The Judgment is directed solely at the Defendant and is not binding on any other officer, director or shareholder of Martin Resource Management or any trustee of a trust owning Martin Resource Management shares. The Judgment with respect to (ii) above terminated on February 17, 2010, and with respect to (iii) above on the 30th day after the election by the Martin Resource Management shareholders of the first successor Martin Resource Management board after February 17, 2010. However, any enforcement of the Judgment is stayed pending resolution of the appeal relating to it.
     On September 5, 2008, the Plaintiff and one of his affiliated partnerships (the “SDM Plaintiffs”), on behalf of themselves and derivatively on behalf of Martin Resource Management, filed suit in a Harris County, Texas district court against Martin Resource Management, the Defendant, Robert Bondurant, Donald R. Neumeyer and Wesley Skelton, in their capacities as directors of Martin Resource Management (the “MRMC Director Defendants”), as well as 35 other officers and employees of Martin Resource Management (the “Other MRMC Defendants”). In addition to their respective positions with Martin Resource Management, Robert Bondurant, Donald Neumeyer and Wesley Skelton are officers of the Company’s general partner. We are not a party to this lawsuit, and it does not assert any claims (i) against the Company, (ii) concerning the Company’s governance or operations or (iii) against the MRMC Director Defendants or other MRMC Defendants with respect to their service to the Company.
     The SDM Plaintiffs allege, among other things, that the MRMC Director Defendants have breached their fiduciary duties owed to Martin Resource Management and the SDM Plaintiffs, entrenched their control of Martin Resource Management and diluted the ownership position of the SDM Plaintiffs and certain other minority shareholders in Martin Resource Management, and engaged in acts of unjust enrichment, excessive compensation, waste, fraud and conspiracy with respect to Martin Resource Management. The SDM Plaintiffs seek, among other things, to rescind the June 2008 issuance by Martin Resource Management of shares of its common stock under its 2007 Long-Term Incentive Plan to the Other MRMC Defendants, remove the MRMC Director Defendants as officers

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
and directors of Martin Resource Management, prohibit the Defendant, Wesley Skelton and Robert Bondurant from serving as trustees of the MRMC Employee Stock Ownership Plan, and place all of the Martin Resource Management common shares owned or controlled by the Defendant in a constructive trust that prohibits him from voting those shares. The SDM Plaintiffs have amended their Petition to eliminate their claims regarding rescission of the issue by Martin Resource Management of shares of its common stock to the MRMC Employee Stock Ownership Plan. The case was abated in July 2009 during the pendency of a mandamus proceeding in the Texas Supreme Court. The Supreme Court denied mandamus relief on November 20, 2009. As of March 4, 2010, no further action has been taken at the trial court level in this matter.
     The lawsuits described above are in addition to (i) a separate lawsuit filed in July 2008 in a Gregg County, Texas district court by the daughters of the Defendant against the Plaintiff, both individually and in his capacity as trustee of the Ruben S. Martin, III Dynasty Trust, which suit alleges, among other things, that the Plaintiff has engaged in self-dealing in his capacity as a trustee under the trust, which holds shares of Martin Resource Management common stock, and has breached his fiduciary duties owed to the plaintiffs, and who are beneficiaries of such trust, and (ii) a separate lawsuit filed in October 2008 in the United States District Court for the Eastern District of Texas by Angela Jones Alexander against the Defendant and Karen Yost in their capacities as a former trustee and a trustee, respectively, of the R.S. Martin Jr. Children Trust No. One (f/b/o Angela Santi Jones), which holds shares of Martin Resource Management common stock, which suit alleges, among other things that the Defendant and Karen Yost breached fiduciary duties owed to the plaintiff, who is the beneficiary of such trust, and seeks to remove Karen Yost as the trustee of such trust. With respect to the lawsuit described in (i) above, the Company has been informed that the Plaintiff has resigned as a trustee of the Ruben S. Martin, III Dynasty Trust. With respect to the lawsuit described in (ii) above, Angela Jones Alexander has amended her claims to include her grandmother, Margaret Martin, as a defendant. With respect to the lawsuit referenced in (i) above, the case was tried in October 2009 and the jury returned a verdict in favor of the Defendant’s daughters against the Plaintiff in the amount of $4,900. On December 22, 2009, the court entered a judgment, reflecting an amount consistent with the verdict, and additionally awarded attorneys’ fees and interest. On January 7, 2010, the court modified its original judgment and awarded the Defendant’s daughters approximately $2,700 in damages, including interest and attorneys’ fees. The Plaintiff has appealed the judgment.
     On September 24, 2008, Martin Resource Management removed Plaintiff as a director of the general partner of the Company. Such action was taken as a result of the collective effect of Plaintiff’s then recent activities, which the Board of Directors of Martin Resource Management determined were detrimental to both Martin Resource Management and the Company. The Plaintiff does not serve on any committees of the board of directors of the Company’s general partner. The position on the board of directors of the Company’s general partner vacated by the Plaintiff may be filled in accordance with the existing procedures for replacement of a departing director utilizing the Nominations Committee of the board of directors of the general partner of the Company. This position on the board of directors has not been filled as of March 4, 2010.
     On February 22, 2010 as a result of the Harris County Litigation being derivative in nature, Martin Resource Management formed a special committee of its Board of Directors and designated such committee as the Martin Resource Management authority for the purpose of assessing, analyzing and monitoring the Harris County Litigation and any other related litigation and making any and all determinations in respect of such litigation on behalf of Martin Resource Management. Such authorization includes, but is not limited to, reviewing the merits of the litigation, assessing whether to pursue claims or counterclaims against various persons or entities, assessing whether to appoint or retain experts or disinterested persons to make determinations in respect of such litigation, and advising and directing Martin Resource Management’s general counsel and outside legal counsel with respect to such litigation. The special committee consists of all members of the Martin Resource Management Board of Directors other than the Plaintiff or the Defendant.
(15) SUBSEQUENT EVENTS
     Acquisition by Waskom of the Harrison Pipeline System. On January 15, 2010, the Company, through Prism Gas, as 50% owner and the operator of Waskom Gas Processing Company (“WGPC”), through WGPC’s wholly owned subsidiaries Waskom Midstream LLC and Olin Gathering LLC, acquired from Crosstex North Texas Gathering, L.P., a 100% interest in approximately 62 miles of gathering pipeline, two 35 MMcfd dew point control

MARTIN MIDSTREAM GP LLC
NOTES TO CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
plants and equipment referred to as the Harrison Pipeline System. The Company’s share of the acquisition cost is approximately $20,000.
     Fifth Amendment to Credit Agreement. On January 14, 2010, the Company entered into a Fifth Amendment (the “Fifth Amendment”) to the Credit Agreement. The Fifth Amendment modified the Credit Agreement to, among other things, (1) permit the Company to invest up to $25,000 in its joint ventures and (2) limit the Company’ ability to make capital expenditures.
     Increase Joinder. On February 25, 2010, the Company entered into a Commitment Increase and Joinder Agreement (the “Increase Joinder”) with respect to the Credit Agreement. The Increase Joinder increased the maximum amount of borrowings and letters of credit under the Company’s credit facility from approximately $335,670 to $350,000.
     Public Offering. On February 8, 2010, the Company completed a public offering of 1,650,000 common units at a price of $32.35 per common unit, before the payment of underwriters’ discounts, commissions and offering expenses (per unit value is in dollars, not thousands). Following this offering, the common units represented a 93.3% limited partner interest in the Company. Total proceeds from the sale of the 1,650,000 common units, net of underwriters’ discounts, commissions and offering expenses were $50,585. The Company’s general partner contributed $1,089 in cash to the Company in conjunction with the issuance in order to maintain its 2% general partner interest in the Company. On February 8, 2010, the Company made a $45,000 payment to reduce the outstanding balance under its revolving credit facility.
     The Company has evaluated subsequent events from the balance sheet date through March 4, 2010, the date at which the balance sheet was available to be issued, and determined that there are no other items to disclose.